SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                    Report on Form 6-K dated October 12, 2001

       Incorporated by reference in Novartis AG's Registration Statement on Form F-3 (File No. 333-60712)

                                   Novartis AG
                              (Name of Registrant)


                                 Lichtstrasse 35
                                   4056 Basel
                                   Switzerland

                                ----------------
                    (Address of Principal Executive Offices)


        Indicate by check mark whether the registrant files or will file annual reports under cover of
                             Form 20-F or Form 40-F.


                           Form 20-F X    Form 40-F
                                    ---            ---

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes      No X
                                     ---     ---


Enclosures:  1.  Press release dated October 11, 2001 re Novartis Q3 Results

[NOVARTIS LOGO]                                  Novartis International AG
                                                 Novartis Communication
                                                 CH-4002 Basel
                                                 Switzerland

                                                 Tel  + 41 61 324 2200
                                                 Fax  + 41 61 324 3300
                                                 Internet Address:
                                                 http://www.novartis.com




            MEDIA RELEASE o COMMUNIQUE AUX MEDIAS o MEDIENMITTEILUNG

Novartis maintains momentum in third quarter with 9-month Group sales up 11% in Swiss francs to CHF 23.7 billion

o Pharmaceuticals sales climb 15% in local currencies, on track for full-year double-digit growth

o    Continued strong US expansion: Group sales +19%, Pharmaceuticals +25%

o Focus on key growth drivers and new product introductions in Primary Care, Oncology, and Ophthalmics spurs growth

o Full-year Group operating income and net income expected to exceed last year's level on an ongoing basis


Nine-month sales from continuing activities

                                        2001                       2000                  Change
                                                                                                        in local
                                                                                             in CHF   currencies
                                   USD m         CHF m            CHF m        in CHF m           %            %
-----------------------------------------------------------------------------------------------------------------
Pharmaceuticals                    9 195        14 896            13 295(1)       1 601          12           15
Generics                           1 085         1 757             1 485(1)         272          18           20
Consumer Health                    3 056         4 950             4 769(1)         181           4            5
CIBA Vision                          843         1 366               961(1)         405          42           46
Animal Health                        441           715               789            -74          -9           -6
-----------------------------------------------------------------------------------------------------------------
Total                             14 620        23 684            21 299          2 385          11           13
-----------------------------------------------------------------------------------------------------------------


1 Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors


Basel, 11 October 2001 - In the first nine months of 2001, the Novartis Group achieved total sales of CHF 23.7 billion (USD 14.6 billion), an increase of 11% in Swiss francs or 13% in local currencies. The good third-quarter performance (+12% in Swiss francs) was driven by the continued strategic focus on Pharmaceuticals, which again delivered double-digit sales growth. In the US, an acceleration in the third quarter (Group: +26%, Pharmaceuticals: +31% in local currencies) lifted nine-month sales growth to 19% for the Group and 25% for Pharmaceuticals.

Daniel Vasella, Chairman and CEO, commented: "Our sustained growth momentum has been driven by the outstanding performances of our US business, in particular Primary Care and Oncology. We are on track to meet expectations in 2001, despite the difficult economic and political climate".

All USD figures referring to 9-month sales are convenience translations of CHF into USD at a rate of 1.62.
These translations should not be construed as representations that the Swiss franc amounts actually represent such US dollar amounts as could be converted into US dollars at the rate indicated or at any other rate.

All product names in italics are registered trademarks of Novartis AG


                                                                             2/9

Pharmaceuticals

Pharmaceuticals posted solid double-digit growth in revenues (+15%) with dynamic sales in the US and in the Primary Care and Oncology businesses. The growth of 25% in US sales was achieved to a great extent through increased, targeted investments in marketing and sales to power key brands and new product introductions.

The company gained a number of product approvals in the third quarter, most notably for Zometa (hypercalcemia of malignancy) in the US and EU, for Foradil (chronic obstructive pulmonary disease) in the US and for Visudyne in pathologic myopia in the US. This brings the 9-month total number of products gaining major market approvals to 10, four of which were first-time registrations in the US or EU markets (Foradil and Gleevec in the US, Starlix in the EU and Zometa in the US and EU).

Primary Care
Novartis expanded its cardiovascular franchise as Diovan and Lotrel continued to be the fastest growing of the top ten branded antihypertensives in the US.

Diovan (+58%, US: +44%; hypertension) continues on track to take the top position in its category in the US. For the first time, the Diovan group captured the leading share of new prescriptions in the angiotensin II receptor blocker category. In Europe, the brand achieved a 48% increase in sales.

Lotrel (US: +55%) continued to grow strongly and extended its share of new prescriptions in the US Amlodipine segment to 21.4%.

Lescol (+9%, US: +9%; cholesterol reduction) added further impetus to the cardiovascular franchise, as prescribers are attracted by the product's safety profile following the Baycol withdrawal. The extended release formulation, Lescol XL, provides a further springboard to boost the brand's performance.

Starlix (CHF 55 million; USD 34 million) sales increased slightly in the third quarter reflecting growing familiarity with this new approach to managing type 2 diabetes. 'Navigator', the largest diabetes prevention trial ever, was launched in September and will determine the potential benefits of both Diovan and Starlix in preventing type 2 diabetes and cardiovascular disease.

Lamisil (+19%, US: +21%; fungal infections), sales were buoyed by continued direct-to-consumer advertising in the US, where it gained segment share in a declining category. Lamisil's strong performance in this market reflects it beneficial risk/benefit profile compared with its major competitor.

Exelon (+154%, US: +307%; Alzheimer's disease) generated sales of CHF 312 million (USD 193 million) as increased marketing and sales resources were applied to counter increased competition in this fast-growing segment.

Trileptal (+90%, US: +150%; epilepsy) built on its dynamic US launch, the most successful ever for an anticonvulsant, to post total sales of CHF 170 million (USD 105 million). With the Mutual Recognition Procedure completed, the oral suspension formulation is being introduced in Europe.



All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      3/9

Foradil (+17%), the fast-onset long-acting asthma treatment, achieved strong growth in the key European markets, Germany and France, and benefited from its recent US launch in asthma. The product also gained US marketing clearance for chronic obstructive pulmonary disease, its second FDA approval this year.

Zelmac, Novartis' new drug for irritable bowel syndrome (IBS) was launched in Mexico, Venezuela and the Czech Republic and gained approval in a few other markets. Novartis is working with regulatory authorities in the US and in Europe to bring the product to all patients who are in need of a safe and effective treatment for IBS.

New clinical data were presented at a series of international medical congresses on Elidel (eczema) and on Xolair (asthma). Novartis is currently in discussions with the FDA regarding additional preclinical and clinical data for Xolair. Additional trials are planned for iloperidone to further strengthen its profile in the treatment of schizophrenia.


Oncology

New launches helped fuel a 27% increase in Oncology sales compared with the same period of last year.

Gleevec/Glivec, the new drug for chronic myeloid leukemia, has received registration in more than 30 countries and outpaced expectations with total sales of CHF 140 million (USD 86 million), less than six months after its first major market launch. Exploratory trials are underway in other cancer settings, with early results demonstrating unprecedented efficacy in inoperable gastrointestinal stromal tumors.

Zometa, the more potent successor to Aredia, received approval in the US in late August, bringing the number of countries in which it has received approval to more than 40. The lead indication for Zometa is hypercalcemia of malignancy, and Novartis is moving quickly to expand its label to include bone-related cancer complications across a broad range of tumour types. Filings for the bone metastases indication were submitted in the US and EU in the third quarter.

Femara, the first-line therapy for advanced postmenopausal breast cancer, posted a 68% (US: +160%) rise in sales. Owing to its proven superiority over tamoxifen in this setting, Femara strongly increased its US market share and has now won category leadership in France, Spain, Belgium, Mexico, Switzerland and Australia.

Sandostatin (+30%; acromegaly) continued to penetrate the market thanks to the success of the long-acting once-a-month LAR formulation.


Ophthalmics
Visudyne (+168%; US: +153%; treatment for a form of wet age-related macular degeneration) sales surpassed CHF 276 million (USD 170 million), due in part to improved reimbursement status in addition to indication expansion (pathologic myopia) in the US and Europe. Further approval was granted in the US for ocular histoplasmosis. Last month, Visudyne was filed for approval in occult subfoveal choroidal neo-vascularization in the EU, Canada and Australia. In July, Novartis expanded its agreement with QLT Inc. to further investigate the potential of Visudyne in non-melanoma skin cancer.



All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      4/9

Transplantation

Sales of Sandimmun/Neoral, the cornerstone of immunosuppression, decreased by 8%, mainly due to the increased generic competition in the USA (-21%). The US sales decrease compares favorably with the benchmark for other critical dose drugs. Neoral sales in Japan grew by 2%, helping to offset part of the generic impact.

Simulect, designed to complement Neoral and optimise clinical outcomes, further penetrated the induction segment and posted a 15% rise in sales.


Mature Products
Of the Mature Products, Voltaren (-10%; inflammation) continued to face competition particularly from the new generation COX-2 inhibitors and generics in the US (-61%), however only 3% of total Voltaren sales are generated there. Overall, the sales decline rate continued to be modest and similar to the first six months.


Generics

Generics sales were up 20%, lifted by new product launches and recent acquisitions, which contributed 18 percentage points to sales growth.

The industrial generics business reported continued sales growth driven by increases both in penicillins and macrolide antibiotics, and a solid performance in cephalosporins.

Sales of retail generics/generic pharmaceuticals business in the key US market were augmented by the launch of fluoxetine (generic Prozac), for which Geneva holds a 6-month exclusivity for the 10 mg capsule/formulation.

Europe was lead by continued strong performances in Spain and Eastern Europe, supported by local launches of new products and the successful development of the recently entered new markets, including France, Italy, and Belgium.


Consumer Health

In Consumer Health (+5%), sales of over-the-counter medicines (OTC) rose 5% driven by the key brands Lamisil Cream (antifungal), Nicotinell/Habitrol (smoking cessation) Triaminic (pediatric cold remedy) and Voltaren Emulgel (topical pain relief). Strong performances in the UK, Italy and Scandinavia enabled the Sector to maintain its leading position in the European OTC market.

Medical Nutrition sales (+10%) rose in all regions, buoyed in particular by a strong contribution from the US, where there was an upswing in the tube-feeding segment and continued growth in the wound care and dysphagia (swallowing difficulty) businesses.

Health and Functional Nutrition, sales were up 3%, as solid third-quarter results from France and the UK offset a decline in the juice business in Poland. In addition, Gerber reached a new record market share in the US baby/toddler food segment, while Gerber Care and Gerber Wellness products continued to make progress in a competitive marketplace.



All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      5/9

CIBA Vision

CIBA Vision (+46%) posted good third-quarter and 9-month sales, boosted by the Wesley Jessen acquisition, which contributed 42 percentage points to 9-month sales growth in local currencies. A softer underlying performance in North America was offset by strong sales growth elsewhere.

The contact lens business, in particular the disposable lenses, showed good growth, especially in Europe and Asia, led by Focus DALIES (daily disposable lenses) and Focus NIGHT & DAY (extended wear for up to 30 nights and days). In July the latter was recommended for approval in the US.

The surgical lens business achieved excellent sales growth due to the successful relaunch of the Memory Lens.

Against the negative trend in the lens care segment, CIBA Vision reported a third-quarter upturn due in part to the launch and roll-out of AOSEPT Clear Care / AOSEPT Plus, the first one-bottle, no-rub, lens-care solution with no added preservatives. A new enhanced formulation of SOLO-care multi-purpose solution was also introduced in a number of countries.


Animal Health

Animal Health (-6%) was generally impacted in the US by the economic slowdown as well as the continued problems due to the foot and mouth disease epidemic in the UK.

The farm animal business benefited from good growth in the Asia Pacific region and in Latin America. Tiamulin (respiratory and gastroenteric diseases in pigs) sales grew and the recently acquired vaccine business performed very well. The companion animal business had to contend with continued competitive pressure in the flea control segment. This was partly offset by growing sales of Fortekor, the heart failure treatment for dogs, which was boosted by the additional indication of renal insufficiency. The new fast-acting flea treatment Capstar was launched in the UK and is expected to add new impetus to sales.


Outlook

The Group maintains its expectations for full-year double-digit sales growth in Pharmaceuticals, based on the solid performance of key brands, new product launches, geographic roll-outs and new indications.

As announced previously, Pharmaceuticals' operating income is expected to rise, although a decline of approximately two percentage points in the operating margin is foreseen as a result of continued investment in order to support the new product launches and key growth drivers.

The remaining sectors are expected to develop in line with their year-to-date performances.

Thanks to successful asset allocation, appropriate hedging decisions and the relatively strong 9-month performance, net financial income for the full year is expected to reach the same level as last year.



All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      6/9

Barring any unforeseen disturbances, full-year Group operating income and net income are expected to exceed last year's level on an ongoing basis.

This release contains certain "forward-looking statements", relating to the Group's business, which can be identified by the use of forward-looking terminology such as "on target", "on track", "springboard", "will", "planned", "expectations", "expected", "foreseen" or similar expressions, or by discussions of strategy, plans or intentions. Such statements include descriptions of new products expected to be introduced or have been introduced by the Group companies and anticipated customer demand for such products. Such statements reflect the current views of the Group with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of the Group to be materially different from any future results, performances or achievements that may be expressed or implied by such forward-looking statements. Some of these are uncertainties relating to clinical trials and product development, unexpected regulatory delays or government regulation generally, competition in general and obtaining and protecting intellectual property, as well as factors discussed in the Group's Form 20-F filed with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected.

Novartis AG (NYSE: NVS) is a world leader in healthcare with core businesses in pharmaceuticals, consumer health, generics, eye-care, and animal health. In 2000, the Novartis Group's ongoing businesses achieved collective sales of CHF
29.1 billion (USD 17.2 billion) and a net income of CHF 6.5 billion (USD 3.9 billion). The Group invested approximately CHF 4.0 billion (USD 2.4 billion) in R&D. Novartis AG is headquartered in Basel, Switzerland. Novartis Group companies employ about 70 000 people and operate in over 140 countries around the world. For further information please consult http://www.novartis.com.


Nine-month sales split by region

                                              US                                          Rest of World
                            2001      2001      2000      Change in          2001      2001       2000     Change in
                           USD m     CHF m     CHF m      CHF m      LC     USD m     CHF m      CHF m    CHF  m      LC
                                                                      %                                                %
-------------------------------------------------------------------------------------------------------------------------
Pharmaceuticals            3 927     6 362     4 994      1 368      25     5 268     8 534      8 301       233       8
Generics                     345       559       449        110      23       740     1 198      1 036       162      19
Consumer Health            1 470     2 382     2 274        108       3     1 586     2 568      2 495        73       6
CIBA Vision                  365       591       375        216      55       478       775        586       189      40
Animal Health                140       227       271        -44     -17       301       488        518       -30       0

-------------------------------------------------------------------------------------------------------------------------
Total                      6 247    10 121     8 363      1 758      19     8 373    13 563     12 936       627      10
-------------------------------------------------------------------------------------------------------------------------


Third-quarter sales from continuing activities


                                              Q3 2001                    Q3 2000                 Change
                                                                                                                in local
                                                                                                    in CHF    currencies
                                          USD m         CHF m            CHF m        in CHF m           %             %
-------------------------------------------------------------------------------------------------------------------------
Pharmaceuticals                           3 214         5 207             4 626(1)         581          13            17
Generics                                    393           636               473(1)         163          34            38
Consumer Health                           1 029         1 667             1 612(1)          55           3             6
CIBA Vision                                 299           485               343(1)         142          41            48
Animal Health                               139           225               275            -50         -18           -13
-------------------------------------------------------------------------------------------------------------------------
Total                                     5 074         8 220             7 329            891          12            16
-------------------------------------------------------------------------------------------------------------------------


1 Restated to reflect the transfer, as of 1 January 2001, of the Ophthalmics business from CIBA Vision to Pharmaceuticals and the switch of certain products between sectors

All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      7/9

Top 20 pharmaceutical products

                        US 9 month sales 2001                  RoW 9 month sales                    Total 9 months
                                                   % Change                 2001      % Change                2001
                                                   in local                           in local
                              USD m     CHF m    currencies     USD m      CHF m    currencies     USD m     CHF m    in CHF
-----------------------------------------------------------------------------------------------------------------------------
Sandimmun/Neoral                250       405           -21       606        982            -3       856      1387       -11
Diovan/Co-Diovan                412       667            44       407        660            75       819      1327        56
Cibacen/Lotensin                601       974            36        98        159            -7       699      1133        29
  of which Lotrel               364       589            55        na         na            na       364       589        57
Lamisil                         347       562            21       312        506            16       659      1068        16
Aredia                          399       647            23       212        343            20       611       990        21
Voltaren                         13        21           -61       482        781            -7       495       802       -16
Sandostatin(group)              163       264            47       218        354            21       381       618        28
Lescol                          165       267             9       185        300            10       350       567         7
Miacalcic                       217       352            -1       121        195             9       338       547         3
Tegretol                        120       195            13       193        312            -4       313       507        -1
Leponex/Clozaril                107       174           -23       141        228             3       248       402       -11
Estraderm (group)               102       166            30       123        198            -7       225       364         5
Exelon                          107       173           307        86        139            77       193       312       152
Foradil                           4         7            na       171        276            15       175       283        15
Visudyne                        109       177           153        61         99           198       170       276       168
Famvir (group)                  116       188            na        51         82            na       167       270        na
Nitroderm TTS                     0         0           -90       147        238            -3       147       238       -11
Zaditen                          na        na            na       123        200            -7       123       200       -15
Trileptal                        71       115           150        34         55            29       105       170        90
Parlodel                         33        54           158        71        115           -11       104       169         5
-----------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------
Top ten total                 2 687     4 354            18     2 834      4 592            10     5 521     8 946        11
-----------------------------------------------------------------------------------------------------------------------------
Top twenty total              3 336     5 408            28     3 842      6 222            11     7 178    11 630        16
-----------------------------------------------------------------------------------------------------------------------------
Rest of portfolio               591       954             8     1 426      2 312             3     2 017     3 266         1
-----------------------------------------------------------------------------------------------------------------------------
Total                         3 927     6 362            25     5 268      8 534             8     9 195    14 896        12
-----------------------------------------------------------------------------------------------------------------------------



                       % Change
                       in local
                      currencies
---------------------------------
Sandimmun/Neoral              -8
Diovan/Co-Diovan              58
Cibacen/Lotensin              27
  of which Lotrel             55
Lamisil                       19
Aredia                        22
Voltaren                     -10
Sandostatin(group)            30
Lescol                         9
Miacalcic                      3
Tegretol                       2
Leponex/Clozaril             -10
Estraderm (group)              6
Exelon                       154
Foradil                       17
Visudyne                     168
Famvir (group)                na
Nitroderm TTS                 -5
Zaditen                       -7
Trileptal                     90
Parlodel                      10
---------------------------------

---------------------------------
Top ten total                 13
---------------------------------
Top twenty total              18
---------------------------------
Rest of portfolio              4
---------------------------------
Total                         15
---------------------------------


All percentage increases in Sector and product sales are in local currencies
unless stated otherwise                                                      8/9

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                             Novartis AG


Date:    October 12, 2001                    By:  /s/ Raymund Breu
                                                 -------------------------------
                                                 Name:  Raymund Breu
                                                 Title: Chief Financial Officer


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